Incorporated in Papua New Guinea ARBN 069 803 998	Level 9, AAMI Building, 500 Queen Street Brisbane QLD 4000 Australia (GPO Box 905 , Brisbane QLD 4001 Australia)
tel 617 3318 3300 fax 617 3318 9203 www.lihir.com.pg

January 15, 2007
Ms Jill Davis
Branch Chief
Division of Corporate Finance
US Securities and Exchange Commission
100 F Street, N.E., Stop 7010
WASHINGTON, D.C. 20549
Dear Ms Davis
Lihir Gold Limited
Form 20-F for the Fiscal Year Ended December 31, 2004
Filed June 30, 2005
Response Letter Dated October 26, 2006
File No. 0-26860
Set forth below is the response of Lihir Gold Limited (“the Company”) to comments in the letter from the Staff of Corporate Finance of the Securities and Exchange Commission dated October 26, 2006 regarding the above-referenced materials.
We thank the Staff for the teleconference on November 2, 2006 and the beneficial exchange of information.
The Staff’s comments are indicated in bold, and are immediately followed by the Company’s response thereto. All references to page numbers in our responses reflect pagination in the relevant marked up changes of the Form 20-F enclosed with this letter.
Note 1 — Summary of Significant Accounting Policies
(vi) Deferred Mining Costs page F-7
1. We note your response to our prior comment one and remain unclear why the application of the deferred stripping ratio to pre-production stripping costs is a consistent method of attributing costs associated with a specific pit given you apply the units-of-production method to amortise all other specific pit development costs. Accordingly, please clarify why you believe these differing methods are appropriate.
Response:
We propose to expand our disclosure under the relevant section, to include
“In determining the method of attributing capitalized costs to operating expenditure the decision is based on the individual facts and circumstances associated with the mine. Generally, the company will expense using a units-of-production method (based on published Reserves) for all capitalised mine development costs excluding stripping costs, which are separately disclosed and presented in the financial statements as deferred mining costs. The former generally include costs relating to infrastructure assets that are transferred to mine properties following commencement of production, and which may benefit more than one pit. Stripping costs on the other hand are a cost of waste removal relating to a specific pit that benefits current and/or future periods. To the extent that ore has been extracted and therefore benefited current periods, the associated costs were expensed using a stripping ratio methodology. No distinction has been made between pre-production and post-
Ms Jill Davis
January 15, 2007

production stripping costs because the Company consider these costs to be the same in nature and distinct from its other development costs.
Stripping costs have been capitalized and expensed based on the stripping ratio for each individual mine/pit because the waste removal costs for each discrete pit relate only to the reserves within that specific pit. Consequently, deferred stripping costs will be fully expensed following extraction of the last unit of ore leading to final closure of the pit. In the absence of an authoritative IFRS standard on stripping costs, this accounting treatment follows a policy long adopted by the Company which the Company believes results in an appropriate matching of the costs of waste removal and the benefit received from the ore extracted.”
The Company recognizes that with the issuance of EITF 04-6, there is now clear authoritative guidance under US GAAP and acknowledges that it will need to change its accounting policy and amortize pre-production stripping using a units-of-production method to conform to US GAAP. As previously discussed with the Staff, and we believe agreed, as there was only de-minimalist high grade ore won in respect of the Lienetz pit for the year ended December 31, 2004, commercial production had not commenced and therefore there would be no material impact had the proposed policy been applied.
In respect of periods subsequent to December 31, 2004, the Company will make the above change to its policy, and, in order to present comparable and meaningful information to shareholders, proposes to simultaneously early adopt the requirements of EITF 04-06 as of January 1, 2005.
From January 1, 2005, our accounting policy will be changed to treat all pre-production stripping costs as a development cost, and amortized on a unit of production basis. All post production stripping costs will be treated in accordance with the requirements of EITF 04-06. This will require a retrospective adjustment and restatement to our 2005 US GAAP financial information to reflect the changes in accounting policy.
Conclusion
In conclusion on this matter, we believe our accounting for stripping costs under IFRS to be appropriate and for our US GAAP reconciliation we will revise and resubmit our 2005 Form 20F in accordance with the above.
I trust the above explanation of our assessment of requirements will assist in bringing the matter to a speedy conclusion. We will be pleased to receive Staff comments as to the acceptability of this approach as we are keen to finalise these matters.
If you have any questions or comments regarding our responses, please contact Paul Fulton of Lihir Gold in Australia on +61 7 3318 3318 or Facsimile +61 7 3318 9203.
Very Truly Yours
Paul Fulton
Chief Financial Officer
Lihir Gold Limited
Ms Jill Davis
January 15, 2007